THE QUANTUM GROUP, INC.                                      [GRAPHIC OMITTED]sm
"healthcare solutions for a new generation"sm

Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, DC 20549
Attn: Jorge Bonilla
         Senior Staff Accountant

July 10, 2006

Re:      Response to comments to The Quantum Group, Inc.
         Form 10-KSB for the year ended 10-31-05
         Filed on 2/14/06
         File No. 000-31727

Dear Mr. Jorge Bonilla:

The following are the responses to your comments on our 10-KSB for the year ended 10/31/05:

Comment 1.
----------

Item 8A.  Controls and Procedures, page 32
------------------------------------------

Item 8A under the 10-KSB has been amended to reflect that the evaluation was performed as of the end of the period covered by the report. The omission of the period covered was a typographical error.

Comment 2.
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Report of the Independent Registered Public Accounting Firm, page F-2
---------------------------------------------------------------------

The accounting firm that audited the Company's financial statements for the year ended 10/31/05 audited all the numbers reflected in the Company's filing including since inception amounts. They have revised their opinion and have opined on the amounts included from inception. The 10-KSB has been amended with the corrected opinion.


           3460 Fairlane Farms Road o Suite 4 o Wellington, FL 33414
                     561.798.9800 office o 561.296.3456 fax

Comment 3.
----------

Consolidated Balance Sheet, page F-3
------------------------------------

The Deficiency in Assets Accumulated During Development Stage included on the balance sheet at 10/31/05 has been revised to reflect to components of this description. The 10-KSB has been amended to reflect this change.

We have filed an amended 10-KSB for the period ended October 31, 2005 with the revisions indicated above and attached an acknowledgement letter hereto as requested by the Staff. .


Sincerely,

/s/ Donald B. Cohen
-------------------
Donald B. Cohen
Vice President and Chief Financial Officer


           3460 Fairlane Farms Road o Suite 4 o Wellington, FL 33414
                     561.798.9800 office o 561.296.3456 fax